UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 18 November, 2022

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens Announcements dated 16 and 17 November 2022: Grant and acceptance of share awards and dealings in securities by directors, prescribed officers and the company secretary of Sasol Limited and directors of major subsidiaries of Sasol Limited

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL   NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896   US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(**Sasol** or the **Company)**

GRANT AND ACCEPTANCE OF SHARE AWARDS BY DIRECTORS, PRESCRIBED OFFICERS AND THE COMPANY SECRETARY OF SASOL LIMITED AND DIRECTORS OF MAJOR SUBSIDIARIES OF SASOL LIMITED

In compliance with paragraphs 3.63 to 3.66 of the JSE Limited Listings Requirements (Listings Requirements), it is hereby announced that executive directors, prescribed officers and the company secretary of Sasol, and directors of its major subsidiaries, have been granted, and have accepted, conditional share awards in terms of Sasol's Long-Term Incentive (LTI) Plan (the Plan).

The Board of Sasol Limited or the Sasol Remuneration Committee (the Committee), as appropriate, approved the following annual share awards made on 10 November 2022 in accordance with the rules of the Plan. The vesting of the awards will be subject to service conditions and, on performance shares, the achievement of corporate performance targets approved by the Board.

All prescribed officers and executive directors of Sasol must meet minimum shareholding requirements.

The rules of the Plan are available on the Sasol website at www.sasol.com.

Award date:	10 November 2022
Acceptance date:	23 November 2022
Vesting periods:	In respect of performance shares (65% of the award): 50% after 3 years and the balance after 5 years In respect of time restricted shares (35% of the award): 100% after 5 years
Class of securities:	Sasol ordinary shares
Nature of transaction:	Annual LTI Award (off-market)
Price per share:[1]	R0,00
Nature and extent of interest:	Direct beneficial

Surname and initials	Company and designation	Number of shares	Total value of the transaction (ZAR)[2]
Baloyi, S	Sasol Limited: Prescribed officer Sasol Oil (Pty) Ltd: Director	10 681	3 249 694,25
Brand, H C	Sasol Limited: Prescribed officer	24 060	7 320 255,00
Grobler, F R	Sasol Limited: Director	57 976	17 639 198,00
Kahla, V D	Sasol Limited: Director Sasol South Africa Limited: Director Sasol Oil (Pty) Ltd: Director	28 728	8 740 494,00
Mabelane, B P	Sasol Limited: Prescribed officer Sasol Oil (Pty) Ltd: Director	28 595	8 700 028,00

Mokoena, C K	Sasol Limited: Prescribed officer Sasol South Africa Limited: Director Sasol Oil (Pty) Ltd: Director	23 598	7 179 691,50

Note 1 Strike price per share is nil. The shares were awarded at R304,25 being the closing price on 9 November 2022.
Note 2 The total transaction value is the price per share multiplied by the number of Sasol ordinary shares / ADRs awarded.

Award date:	10 November 2022
Acceptance date:	23 November 2022
Vesting periods:	In respect of performance shares (65% of the award): 50% after 3 years and the balance after 5 years In respect of time restricted shares (35% of the award): 100% after 5 years
Class of securities:	Sasol American Depository Receipts (ADRs)
Nature of transaction:	Annual LTI Award (off-market)
Price per ADR:[1]	US$0,00
Nature and extent of interest:	Direct beneficial

Surname and initials	Company and designation	Number of shares	Total value of the transaction (USD)[2]
Griffith, B V	Sasol Limited: Prescribed officer Sasol Chemicals (USA) LLC: Director	37 603	632 106,43

Note 1 Strike price per share is nil. The shares were awarded at US$16,81 being the closing price on 9 November 2022.
Note 2 The total transaction value is the price per share multiplied by the number of Sasol ordinary shares / ADRs awarded.

The following annual share awards have been made to the company secretary of Sasol Limited and directors of its major subsidiaries:

Award date:	10 November 2022
Acceptance date:	23 November 2022
Vesting periods:	a: 50% after 3 years and the balance after 5 years b: 100% after 3 years 25% - 30% of the award is subject to the achievement of corporate performance targets to be achieved over the 3-year performance period
Class of securities:	Sasol ordinary shares
Nature of transaction:	Annual LTI Award (off-market)
Price per share:[1]	R0,00
Nature and extent of interest:	Direct beneficial

Surname and initials	Company and designation	Number of shares	Total value of the transaction (ZAR)[2]
Baijnath, B[a]	Sasol South Africa Limited: Director Sasol Oil (Pty) Ltd: Director	9 792	2 979 216,00
Du Toit, M[b]	Sasol Limited: Company Secretary Sasol South Africa Limited: Company Secretary	5 328	1 621 044,00
Khoele, G L[b]	Sasol Oil (Pty) Ltd: Director	4 710	1 433 017,50
Laxa, R M[a]	Sasol South Africa Limited: Director	8 942	2 720 603,50
Mokomela, D T[b]	Sasol South Africa Limited: Director	5 543	1 686 457,75
Nndwammbi, N G[a]	Sasol South Africa Limited: Director Sasol Oil (Pty) Ltd: Director	8 233	2 504 890,25
Powys, M L[b]	Sasol Oil (Pty) Ltd: Director	4 007	1 219 129,75
Vilakazi, P M[a]	Sasol Oil (Pty) Ltd: Director Sasol South Africa Limited: Director	7 413	2 255 405,25

Note 1 Strike price per share is nil. The shares were awarded at R304,25 being the closing price on 9 November 2022.
Note 2 The total transaction value is the price per share multiplied by the number of Sasol ordinary shares / ADRs awarded.

Award date:	10 November 2022
Acceptance date:	23 November 2022
Vesting periods:	a: 50% after 3 years and the balance after 5 years b: 100% after 3 years 25% - 30% of the award is subject to the achievement of corporate performance targets to be achieved over the 3-year performance period
Class of securities:	Sasol American Depository Receipts (ADRs)
Nature of transaction:	Annual LTI Award (off-market)
Price per ADR[1]	US$0,00
Nature and extent of interest:	Direct beneficial

Surname and initials	Company and designation	Number of shares	Total value of the transaction (USD)[2]
Stofberg, N[b]	Sasol Chemicals (USA) LLC: Director	7 687	129 218,47
Stouder, E[a]	Sasol Chemicals (USA) LLC: Director	15 051	253 007,31

Note 1 Strike price per share is nil. The shares were awarded at US$16,81 being the closing price on 9 November 2022.
Note 2 The total transaction value is the price per share multiplied by the number of Sasol ordinary shares / ADRs awarded.

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal has been obtained for the transactions set out above.

16 November 2022
Sandton

Sponsor: Merrill Lynch South Africa (Pty) Limited t/a BofA Securities

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL   NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896   US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(**Sasol** or the **Company)**

DEALINGS IN SECURITIES BY DIRECTORS, PRESCRIBED OFFICERS AND THE COMPANY SECRETARY OF SASOL LIMITED AND DIRECTORS OF MAJOR SUBSIDIARIES OF SASOL LIMITED

In compliance with paragraphs 3.63 to 3.66 of the JSE Limited Listings Requirements (Listings Requirements), the following information is disclosed relating to dealings in securities of Sasol by the executive directors, prescribed officers and the company secretary of Sasol, and directors of its major subsidiaries.

The persons below have transacted in securities awarded and accepted in 2017 and 2019, respectively, in terms of the rules of the Sasol Long-Term Incentive (LTI) Plan.

The 2019 award partly vested at the achievement of corporate performance targets (CPTs) at 77,15%[a]; 86,29%[b] and 100%[c,] respectively. The balance of the LTI award made for some participants[a] in 2019 will vest in 2023 subject to the rules of the Plan. Vesting percentage differences relate to the role category of the person at the time of the award. Some retention LTIs were awarded in 2019, which carried no performance targets[e].

The performance against the CPTs on the 2017 award, was assessed at the first vesting date in 2020 and reported. The balance of the 2017 award[d] was subject to an additional two-year service period which has now come to an end.

Participants have the option to retain all shares; sell sufficient shares to cover the tax liability and retain the balance thereof; or, to sell the vested shares. The dealings are as set out below.

Transaction date:	11 November 2022
Class of securities:	Sasol ordinary shares
Issue price per share:	R0,00
Nature of transaction:	Retention of vested shares off-market
Nature and extent of interest:	Direct beneficial

Surname and initials	Company and designation	Number of shares	Price per share (ZAR)	Total value of the transaction (ZAR)
Baijnath, B[a d e]	Sasol South Africa Limited: Director Sasol Oil (Pty) Ltd: Director	4 070	304,25	1 238 297,50
Baloyi, S[a e]	Sasol Limited: Prescribed officer Sasol Oil (Pty) Ltd: Director	3 359	304,25	1 021 975,75
du Toit, M[a d e]	Sasol Limited: Company Secretary Sasol South Africa Limited: Company Secretary	3 996	304,25	1 215 783,00

		Number of shares	Selling Price per share (ZAR)	Total value of the transaction (ZAR)
Grobler, F R[d]	Sasol Limited: Director	2 195	304,25	667 828,75
Kahla, V D[d]	Sasol Limited: Director Sasol Oil (Pty) Ltd: Director Sasol South Africa Limited: Director	1 244	304,25	378 487,00
Khoele, G L[b e]	Sasol Oil (Pty) Ltd: Director	2 189	304,25	666 003,25
Mokoena, C K[d]	Sasol Limited: Prescribed officer Sasol South Africa Limited: Director Sasol Oil (Pty) Ltd: Director	562	304,25	170 988,50
Powys, M L[b e]	Sasol Oil (Pty) Ltd: Director	1 988	304,25	604 849,00

Transaction date:	11 November 2022
Class of securities:	Sasol ordinary shares
Issue price per share:	R0,00
Nature of transaction:	Sale of vested shares on-market
Nature and extent of interest:	Direct beneficial

Surname and initials	Company and designation	Number of shares	Selling Price per share (ZAR)*	Total value of the transaction (ZAR)
Baijnath, B[a d e]	Sasol South Africa Limited: Director Sasol Oil (Pty) Ltd: Director	5 274	308,0921	1 624 877,74
Baloyi, S[a e]	Sasol Limited: Prescribed officer Sasol Oil (Pty) Ltd: Director	3 104	308,0921	956 317,88
Brand, H C[d e]	Sasol Limited: Prescribed officer	8 100	308,0921	2 495 546,01
du Toit, M[a d e]	Sasol Limited: Company Secretary Sasol South Africa Limited: Company Secretary	3 690	308,0921	1 136 859,85
Kahla, V D[d]	Sasol Limited: Director Sasol Oil (Pty) Ltd: Director Sasol South Africa Limited: Director	1 147	308,0921	353 381,64
Khoele, G L[b e]	Sasol Oil (Pty) Ltd: Director	5 118	308,0921	1 576 815,37
Laxa, R M[a d e]	Sasol South Africa Limited: Director	10 827	308,0921	3 335 713,17
Mokoena, C K[d]	Sasol Limited: Prescribed officer Sasol South Africa Limited: Director Sasol Oil (Pty) Ltd: Director	518	308,0921	159 591,71
Mokomela, D T[c e]	Sasol South Africa Limited: Director	4 632	308,0921	1 427 082,61
Nndwammbi, N G[a e]	Sasol South Africa Limited: Director Sasol Oil (Pty) Ltd: Director	5 217	308,0921	1 607 316,49
Powys, M L[b e]	Sasol Oil (Pty) Ltd: Director	1 837	308,0921	565 965,19
Stofberg, N[b e]	Sasol Chemicals (USA) LLC: Director	6 589	308,0921	2 030 018,85
Vilakazi, P M[b e]	Sasol Oil (Pty) Ltd: Director Sasol South Africa Limited: Director	7 183	308,0921	2 213 025,55

* Average selling price per share is based on transactions effected by the Company on 11 November 2022. Proceeds are allocated to the shares sold by directors, as with all employees, based on the outcome of the bulk sale.

The highest and lowest prices, as well as the VWAP price for the day of trading are as follows:

Date	Highest price	Lowest price	Volume Weighted Average Price
11 November 2022	317,33	305,99	308,0921

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal has been obtained for the transactions set out above.

17 November 2022
Sandton

Sponsor: Merrill Lynch South Africa (Pty) Limited t/a BofA Securities

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 18 November 2022

By: /sgd/M du Toit
Name: M du Toit
Title: Group Company Secretary